[WLRK LETTERHEAD]

     Andrew J. Nussbaum
Wachtell, Lipton, Rosen & Katz
NY, NY 10019
Tel: (212) 403-1269
Facsimile: (212) 403-2269

December 10, 2008

John J. Harrington
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Facsimile: (202) 772-9205

Re:       Polaris Acquisition Corp.
            Revised Preliminary Proxy Statement on Schedule 14A
            Filed November 21, 2008
            File No. 001-33860

Dear Mr. Harrington:

On behalf of Polaris Acquisition Corp. (“Polaris”), we respond as follows to the Staff’s comment letter dated November 26, 2008 to the above-captioned revised preliminary proxy statement. Page references in our responses correspond to the amended version of the proxy statement, filed with the SEC on December 10, 2008 (the “Amended Proxy Statement”), a copy of which has been marked to note the changes from the filing made on November 21, 2008. We are also delivering three courtesy copies of such marked proxy statement to you, together with the supplemental materials identified in this letter.

General

1.           We note disclosure in your IPO prospectus that you would not acquire less than a controlling interest (meaning not less than 50% of the voting securities of the target business). Considering that current Polaris stockholders will hold less than a 50% voting interest in the company following the consummation of the merger, please provide an analysis as to why you believe that the transaction complies with the requirement that Polaris acquire a controlling interest in a target business or explain why the board decided to deviate from this strategy.

We note the Staff’s comment and have revised the disclosure accordingly. See page 56 of the Amended Proxy Statement. We supplementally note that page 43 of Polaris’ prospectus

John Harrington
Securities and Exchange Commission
December 10, 2008

filed with the Securities and Exchange Commission (“SEC”) on January 15, 2008 states that Polaris “anticipate[s] structuring a business combination to acquire 100% of the equity interests or assets of the target business.” The proposed transaction is currently anticipated to be structured as a direct merger of HUGHES Telematics into Polaris with Polaris continuing as the surviving corporation, which will result in Polaris acquiring 100% of HUGHES Telematics’ assets. If, alternatively, the transaction is structured as a reverse triangular merger (as disclosed on page 56 of the Amended Proxy Statement), Polaris will own 100% of the equity interests in HUGHES Telematics. In either case, Polaris will control all of HUGHES Telematics’ assets.

The Merger Proposal, page 39

Background of the Merger, page 39

2.           Please provide additional detail regarding the reasons for the changes in the consideration in the revised merger agreement. For example, explain the reasons Mr. Leddy thought the merger was not likely to be approved. Additionally, explain how the parties determined the amount of the reduction in initial consideration and why they determined such a significant reduction was appropriate.

We note the Staff’s comment and have revised the disclosure accordingly. See page 42 of the Amended Proxy Statement.

3.           Explain the reasons why the board decided to get an additional fairness opinion from Duff &
              Phelps even though the amount of consideration to be paid to acquire Hughes was decreased.
              If there were other reasons for this decision in addition to the change in consideration, please discuss them.

We note the Staff’s comment and have revised the disclosure accordingly. See page 42 of the Amended Proxy Statement.

4.           Please provide us with any analyses, reports, presentations or other similar materials, including projections and board books, provided to or prepared by Duff & Phelps in connection with rendering its revised fairness opinion. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter for the revised fairness opinion.

The material information requested is supplementally provided under separate cover.

Polaris’ Reasons for the Merger and Recommendation of the Polaris Board, page 43

5.           Discuss the board’s consideration given to recent economic turmoil in this country and abroad on the prospects for the combined company following the merger. We note the statement on page 44 that the board considered the prospects of the U.S. automotive

John Harrington
Securities and Exchange Commission
December 10, 2008

              industry, but revise to make clear that the reference to “cyclical issues” affecting the industry encompasses the credit crisis and widespread fear of bankruptcy facing the major U.S.
              automobile manufacturers.

We note the Staff’s comment and have revised the disclosure accordingly. See page 44 of the Amended Proxy Statement.

Duff & Phelps Opinion, page 46

6.           Please refer to the first full paragraph on page 47. We note that Duff & Phelps valued the initial
              15 million shares of merger consideration based on an analysis that gives effect to the merger.
              In the prior opinion provided by Duff & Phelps, however, the initial merger consideration was valued based on the Polaris share price prior to the announcement of the merger. See page 45 of the revised preliminary proxy statement filed October 15, 2008. As a result of this valuation change as well as a relatively higher Monte Carlo option pricing valuation of the earn
              -out shares, despite the significant reduction in initial consideration, the aggregate merger consideration is now valued at a higher level ($480 million to $670 million now as opposed to
              $480 million to $565 million before the changes). Please explain why Duff & Phelps changed this valuation methodology and why the consideration should be valued higher after the revisions to the merger agreement and increased economic uncertainty in the Hughes
              Telematics’ primary market.

Duff & Phelps supplementally acknowledges that there are multiple ways to analyze the stock-based merger consideration. In Duff & Phelps’ prior analysis, the upfront stock consideration was a more significant portion of the total consideration, and Duff & Phelps determined that the current trading price of Polaris was a reasonable proxy for the value of that upfront consideration. Duff & Phelps notes that by using the trading price of Polaris common stock, they did not take into account any potential accretion in share value as a result of the merger.

Under the revised merger terms, the deferred earn-out consideration is a much larger component of total consideration and has more impact on the value of Polaris common stock on a post-merger basis. As a result, Duff & Phelps revised its analysis of total consideration using a Monte-Carlo simulation model to determine both the value of Polaris common stock and the value of the earn-out. Given the more significant earn-out, it is Duff & Phelps’ assessment that this is the proper methodology for assessing the consideration under the revised terms of the merger.

For comparison purposes, using the methodology from its original opinion, Duff & Phelps notes that the value of consideration using the November 7, 2008 closing price of Polaris’s common stock of $8.80 per share was approximately $410 million to $570 million. The mid-point of this range of $490 million is below the midpoint of the range of consideration value in the original opinion of $522.5 million.

John Harrington
Securities and Exchange Commission
December 10, 2008

Given that Duff & Phelps’ June 13, 2008 opinion is not being mailed to stockholders, we feel that revised disclosure highlighting the changes between that opinion and the November 10, 2008 opinion is not necessary and may be confusing to Polaris stockholders.

Discounted Cash Flow Analysis, page 49

7.           We note that the range of discount rates applied by Duff & Phelps was increased to 22.5% to
              27.5% from 20% to 25% in the previous opinion. Please disclose the reasons why Duff &
              Phelps chose to use a higher range of discount rates in its revised opinion. In determining an appropriate range of discount rates to apply, disclose whether or not Duff & Phelps made any adjustments based on the specific circumstances or uncertainties facing Hughes.

Duff & Phelps increased the discount rates in its discounted cash flow analysis from the 20.0% to 25.0% range used in support of its June 13, 2008 opinion to the 22.5% to 27.5% range used in support of its November 10, 2008 opinion. This increase reflects the further deterioration of the U.S. economic outlook (including the automobile industry) and the higher cost of capital facing U.S. firms.

Given that Duff & Phelps’ June 13, 2008 opinion is not being mailed to stockholders, we feel that revised disclosure highlighting the changes between that opinion and the November 10, 2008 opinion is not necessary and may be confusing to Polaris stockholders.

8.           We note that the revenue and EBITDA projections used in the discounted cash flow analysis have changed. Here, or in the Background of the Merger section of the proxy statement, discuss when Hughes’s management provided these revised projections and the reasons for the changes. Highlight any material differences in the new projections, such as decreased total revenues in the first few years.

Duff & Phelps received the revised projections on November 8, 2008. The revisions were primarily related to the Networkcar division, which had revised its forecast downward. Over the entire projection period through 2016, the changes in the forecast were not material. The decline in cumulative revenue from 2008 to 2016 was approximately 3%, while cumulative EBITDA over the same period increased by approximately 3%. Due to this lack of materiality, these revisions were not discussed in the revised proxy statement.

Selected Public Companies Analysis, page 51

9.           Please explain in greater detail why Duff & Phelps chose to use a three-year average trading multiple in its public company analysis in its revised opinion. Also disclose why

John Harrington
Securities and Exchange Commission
December 10, 2008

              Duff & Phelps thought it was appropriate to use more recent trading multiples in its prior opinion. Quantify the significance of this change in methodology.

We note the Staff’s comment and point to page 51 of the Revised Proxy Statement, where Duff & Phelps had previously explained the relevance of the three-year average EV/EBITDA multiples in the context of its revised opinion:

Duff & Phelps also analyzed the three-year average trading multiples of LTM EBITDA for these publicly-traded companies. As a result of the current economic downturn, valuation multiples of the selected public companies have declined from their recent three-year average trading levels. Duff & Phelps recognized that current trading multiples should be analyzed in the context of average historical trading multiples for purposes of selecting the terminal multiple applied to year 2016 financial performance because the current depressed economic environment is not necessarily indicative of the climate expected in year 2016.

The three-year average multiples were not as relevant in the prior analysis because the broad stock market decline occurred in early October 2008. It was following this substantial decline that the current LTM EV/EBITDA became less reliable as an indicator of the valuation multiples that will prevail in 2016.

Given that Duff & Phelps’ June 13, 2008 opinion is not being mailed to stockholders, we feel that revised disclosure highlighting the changes between that opinion and the November 10, 2008 opinion is not necessary and may be confusing to Polaris stockholders.

The Merger Agreement, page 55

10.         Provide a bullet point summary of the material changes to the Merger agreement since the original agreement.

We note the Staff’s comment and have revised the disclosure accordingly. See the section entitled “The Merger Agreement – Changes to the Original Merger Agreement” on pages 55 and 56 of the Amended Proxy Statement.

Merger Consideration, page 55

11.         Please confirm through disclosure that any additional shares issued as merger consideration as a result of a Hughes equity financing or a working capital shortfall will be issued only at closing of the merger.

We note the Staff’s comment and have revised the disclosure accordingly. See page 56 of the Amended Proxy Statement.

John Harrington
Securities and Exchange Commission
December 10, 2008

Materiality and Material Adverse Effect, page 57

12.         Please discuss the extent to which certain potential fundamental events involving Chrysler or
              Mercedes Benz, such as a bankruptcy, business combination, or other reorganization, would be considered a material adverse effect as to Hughes.

Whether a fundamental event involving Chrysler or Mercedes-Benz (including, among other things, a bankruptcy) would constitute a material adverse effect as to HUGHES Telematics under the merger agreement will depend upon the particular facts and circumstances of such an event and cannot be determined at this time. As such, we do not feel that it is possible or in the interests of our shareholders to make a statement on this matter until the relevant facts are known.

Conditions to the Completion of the Merger, page 63

13.         We note your reference to the Amended and Restated Company Support Agreement on page
              64. Please describe this agreement in the Agreements Related to the Merger section of the proxy statement.

We note the Staff’s comment and have revised the disclosure accordingly. See page 3 and the section entitled “Agreements Related to the Merger – Support and Reorganization Agreement” on page 71 of the Amended Proxy Statement.

Business of Hughes Telematics, page 74

Automaker Agreements, page 82

14.         We note that Hughes expects to generate revenues in the first year of vehicle ownership through
              “other consumer service offerings” (i.e. offerings beyond safety and security services). We also note from disclosure on page 79 that “other consumer service offerings” are in development and expected to be launched within 12 to 24 months after the launch of the initial safety and security services in mid-2009. Since safety and security services are to be offered at no-cost to the end-use consumer in the first year of vehicle ownership, please clarify how revenues will be generated from the Chrysler and Mercedes agreements in 2009.

We note the Staff’s comment and have revised the disclosure accordingly. See page 83 of the Amended Proxy Statement.

15.         Please disclose the expected relative significance of the Chrysler and Mercedes contracts in terms of installations based on contractual terms through the duration of the contracts.

John Harrington
Securities and Exchange Commission
December 10, 2008

We note the Staff’s comment and have revised the disclosure accordingly. See page 84 of the Amended Proxy Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hughes Telematics, page 86

Liquidity and Capital Resources, page 95

16.         Please tell us how you would disclose to Polaris shareholders the consummation of an equity financing by Hughes, and the effect thereof, that occurred between the mailing of the proxy statement and the special meeting.

Under the terms of the merger agreement, HUGHES Telematics may not issue or sell any equity securities after Polaris has mailed the proxy statement. We note the Staff’s comment and have revised the disclosure to make this more clear. See page 60 of the Amended Proxy Statement.

* * *

John Harrington
Securities and Exchange Commission
December 10, 2008

If you have any questions, please do not hesitate to contact me at (212) 403-1269 (telephone) and (212) 403-2269 (fax) or my colleague, Aref H. Amanat, at (212) 403-1120 (telephone) and (212) 403-2120 (fax).

Sincerely,

/s/ Andrew J. Nussbaum
Andrew J. Nussbaum
Wachtell, Lipton, Rosen & Katz

cc:   Jerry Stone, Polaris Acquisition Corp.
       Craig Kaufmann, HUGHES Telematics, Inc.
       Josh Goldstein, Skadden, Arps, Slate, Meagher & Flom, LLP